Exhibit 99.2


                   [COMMONWEALTH BANKSHARES, INC. LETTERHEAD]



Dear Shareholder:

      The Board of Directors of Commonwealth Bankshares, Inc. declared a cash dividend of 3 1/2 cents per share to shareholders of record on May 28, 1999 to be paid June 30, 1999. Your Board of directors has decided to begin paying quarterly dividends, beginning with this payment.

      In connection with the commencement of cash dividends, we are pleased to offer you the opportunity to participate in Commonwealth Bankshares, Inc.'s Dividend Reinvestment and Stock Purchase Plan. The purpose of the Plan is to provide you with a convenient and economical way to purchase shares of Commonwealth Bankshares, Inc. common stock.

      Shares purchased from the company with reinvested dividends will be issued at a five percent (5%) discount from market value. You may participate with respect to all or a portion of your shares of common stock. The Plan also permits you to make optional cash payments of up to $20,000 per quarter for the purchase of additional shares of common stock. These shares are issued at market value, without incurring brokerage commissions.

      The Plan is administered by our transfer agent, Bank of the Commonwealth. The Plan was created as a convenience for our shareholders. Because your participation is completely voluntary, you may join or withdraw at any time.

      Participation in the Plan is available to both shareholders of record and shareholders whose shares are held by a broker or nominee.

o If you are a record holder of the common stock of Commonwealth Bankshares, Inc., and would like to participate in the Plan, please complete the enclosed authorization card and send it to Bank of the Commonwealth. For your convenience, a return envelope with prepaid postage is provided.

o If your shares are held by a broker or nominee, ask your broker or nominee how you can participate in the Plan either through the registration of the shares in your own name or otherwise.

      Complete details of the Plan are provided in the enclosed prospectus in an easy to understand question and answer format. We suggest that you read it carefully and retain it for future reference.

                                  E. J. WOODARD, JR., CLBB
                                  Chairman of the Board,  President  and Chief
                                  Executive Officer